Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aspiration, Inc.

Commission File No.: 001-40151

Aspiration

08.18.21

TOWN HALL EMPLOYEES

CECILIA SAEZ: Well, thank you everyone for being here during this amazing milestone for Aspiration. Andrei is going to be leading this meeting and we’ll also answer some of the questions that you provided in the earlier survey. So without further ado, I am going to turn this over to Andrei, our CEO.

ANDREI CHERNY: First of all thank you everybody and congratulations on an amazing day for Aspiration, one that would not have been the case were it not for the incredible hard work of those of you here today, and many other who came before you, and really everybody who has been a part of contributing to creating the opportunity that we have for today’s announcement. You know it’s one of those days I wish we were all in the same place and could hangout and celebrate together, but this will have to be the next best thing. I just want to not take a lot of time but just bring everybody together and just talk a little bit about what this means for Aspiration, and what it means for how we work as a company going forward. First and foremost, as everybody knows, what we announced today is that we’re beginning the process of going public, and when that process is completed – successfully completed – and we believe it will, we will be listed on the New York Stock Exchange. We’re doing this via the SPAC, which is a Special Purpose Acquisition Company – that’s a way of going public that’s a little bit of a different structure than a traditional IPO, it’s one where we’re using a public vehicle as a mechanism to get into the public markets in partnership with a group, that’s a group of people with significant financial history experience, that’s called Interprivate, and they’re acting as our partners in this and of course helping us to think about and build the company as we go forward as well. Someone from Interprivate will be joining our board at the end of this process. And the reason we went down this road is because of what we all know with being the incredibly fast growth that we’ve been seeing at Aspiration, and this process allows us to really talk to investors about where we are and where we’re going. Over the past months, many people have been involved in getting those conversations ready. Rojeh and I have had many conversations with investors. And really it’s been an opportunity to talk about what makes Aspiration special, and for me it’s been an opportunity to step back and think about really, who are we? And nine years now into this journey, what is Aspiration? What do we represent? And I’ve mentioned this I think before in previous town halls, but we’ll just reiterate because there is so much that came out of those conversations, that we’re in this moment right now where there are so many companies, almost every company thinking about its ESG metrics. How it treats its employees, how the company treats its environmental practices, how it thinks about governments. There’s more and more companies built around sustainability in terms of integrating sustainability into their products and services: sustainable foods with plant-based foods, sustainable transportation with electric vehicles or clean energy. But really what makes Aspiration unique is that if you think back and take a step back and think about it, sustainability is our product. That is what we are bringing to our customers, at the end of the day. Either individuals or on the B2B side of the business, businesses that we’re working with. The reason somebody comes to Aspiration as an individual, is not because they’re looking for a new checking account or they want a credit card, or whatever else it may be. They’re coming because they want to make a positive impact and Aspiration is a way for them to do so. And we’ve not only taken the ESG revolution out of the realm of just investing and brought in peoples’ day to day financial lives into the way they spend and save. But, we’ve built sustainability tools on top of that. Planter change, planter protection, some of the things that we’re really proud of. And, of course we’ve been taking a lot of those same tools and bringing them to businesses who are waking up every day for this enormous demand that they’re seeing of their employees and their customers who are coming to them with expectations about what that business is going to do to fight the climate crisis. We’re in a moment right now that is very different from where we were even a few years ago. As many of you know, I started my career working for then Vice President Gore on the issue we were calling Global Warming. At the time we were unsuccessful getting almost anybody to pay attention to that. And now were at a place where an enormous chunk of the American population is making daily spending decisions, and wanting to make daily spending decisions, thinking about how businesses are acting around sustainability, and that’s exciting. What it means for Aspiration is we’re really able to really solve an important problem of giving people direct tools to make a real impact. Something that they often wouldn’t have in any other way. When we go public – if we’re successful at the end of this process – what it would mean is that we would really be the first ESG-focused financial institution in the public markets. We would be a company in the public market that is pioneering sustainability as a service, and pioneering the tools and technology that we have around helping people build sustainability into their lives, whether it’s through our financial products or through what we’re offering to businesses as well. That’s important, because what we are seeing over the next few years will almost certainly have to be the largest, fastest shift in human behavior that we’ve ever seen. And this rush to sustainability means that we at Aspiration can play an enormously positive role in helping to facilitate that for millions of people in all different kinds of ways and building a really great business around it as well. We’ve always, from day one, thought about what we bring to our customers as Do Well and Do Good. Believing that people shouldn’t have to choose between having a good financial product and being able to make a positive impact in the world. Do Well and Do Good is what we’re bringing to our investors as well. We really believe that people who are coming to invest in Aspiration shouldn’t do so because they expect us to have a positive impact, but not be a successful business. We really believe that we’re building a business around the fight to help save the planet and that we’re showing the world that we can build a business around people and planet, and that we can have a successful business that’s based not just, as it has been in the past, on cutting down trees or doing things that harm the planet, but a successful business based on planting trees and helping the planet. That’s revolutionary. It means the eyes of so many people are going to be on us. Not just what you would normally see in the public markets for stock, but so many others who are watching to see and wondering whether we can prove out this idea that Doing Well and Doing Good can go hand in hand. And we’ve been successful on that thus far, and the announcement today isn’t the end of that journey, it’s really taking that journey to a whole other level and a whole new stage. And so that should be exciting for us. It’s a chance to prove something truly important and revolutionary to a lot of people. As we think about the coming days and weeks, there will be a lot of questions and working with your departments and managers and the people team with Cecilia and everybody else, we’ll want to make sure that we’re getting you those answers to those questions. On a day to day basis, things are not going to be changing in a fundamental way, other than the fact that, again, we’re on a new stage now, and so we have to continue to raise our game. And I say that with full knowledge on how hard everybody out there is working, and we’re driving on credit card, and driving on so many other projects, but, this is when we truly have a chance to step forward and step up to an even higher level. And so that should be something that we’re all really excited about as we think about this mission-driven culture that we’re building. In part, some of the things that are going to be if not changing, ones that we are going to have to keep on thinking about is how we treat our internal information, and we’ve sent around some information on how to make sure that you’re not accidentally bringing information to the public that shouldn’t be out there because of all the rules and regulations. Again, that’s something that we’ll be talking about further in your departments. I’ll just end on the note of saying, as we’re now in this process of working with Interprivate Financial, at the end of that process are likely to become a public company, people will be looking at our stocks and stocks will go up and down. And so, I hope that you won’t spend too much time thinking about that, but thinking about what we can all do to really build this business. One of the things that I’m really excited about is that at the end of this process as we go public, we’ll become what is known as a public benefit corporation. As everybody here knows, we’re already what’s called B-Corp and we have that designation. But a public benefit corporation is an actual legal entity, different from a traditional corporation. One that integrates mission into its fundamental structure. And our mission around helping people and businesses do right by people and the planet is one that is core to every decision that we make at Aspiration and how we think about what we’re doing and why we’re doing it and how we’re doing it. And, fundamentally, at the end of the day, that is what is going to be an important legacy, for Aspiration and for all of us who get to work on this. The ability to move the needle for individuals in their financial life, the ability to move the needle on challenges like the climate crisis as we continue to grow in scale. The ability to really move the needle on what everybody out there in the world expects a business to do and how they expect businesses to operate, is an opportunity that does not come along very often, and so I hope that all of you will take a moment to pat yourself on the back, to pat your colleagues on the back, to, as I’m expressing to all of you, hopefully get a chance to thank each other for everything that all of us have done together to this, because, we are in this together and we rise or fall together as one company. And after we do that, after we take that moment to celebrate, after we take that moment to express gratitude, I’m really excited about how we continue to look forward, how we continue to build, because this is really our chance to build something truly revolutionary. So with that, I am going to say thank you to everybody. Thanks for spending a few minutes together on this special day. Please share your thoughts, comments with the People team, with your departments, and feel free of course, to reach out to me as well. Thanks everybody.

CECILIA SAEZ : Thanks Andrei! Thanks everyone!

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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